UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 4, 2022

(Date of earliest event reported)

Emerging Fuels Technology, Inc.

(Exact name of issuer as specified in its charter)

Oklahoma	27-3842479
(State or other incorporation)	(I.R.S. Employer Identification No.)

6024 S. 116th East Avenue,

Tulsa, Oklahoma 74146

(Full mailing address of principal executive offices)

(918) 286-6802

(Issuer’s telephone number, including area code)

Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events

On January 4, 2022, Emerging Fuels Technology, Inc. (the “Company”) and Dalmore Group, LLC (“Dalmore”) entered into an amendment to the Broker-Dealer Agreement dated as of May 24, 2021 (the “Amendment”) in which the Company agreed to pay Dalmore a fee of 6% for any funds the Company raises through the platform operated by Justly Markets, LLC. The Amendment is filed as Exhibit 6.6 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerging Fuels Technology, Inc.

By:	/s/ Kenneth L. Agee
Name:	Kenneth L. Agee
Title:	President

Date:	January 5, 2022

Exhibit Index

Exhibit No.	Description

6.6	Amendment to Broker-Dealer Agreement, dated January 4, 2022

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